Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

CHINA BAT GROUP, INC.

Adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware

The undersigned, being a duly authorized officer of China Bat Group, Inc. (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

1. The Certificate of Incorporation of the Corporation is hereby amended by deleting Article FIRST thereof in its entirety and inserting the following in lieu thereof:

“First: The name of this Corporation is Bat Group, Inc.”

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 and 228 (by the written consent of the stockholders of the Corporation) of the General Corporation Law of the State of Delaware.

CHINA BAT GROUP, INC.

Date: June 3, 2019	By:	/s/ Jiaxi Gao
	Name:	Jiaxi Gao
	Title:	Chief Executive Officer
(Principal Executive Officer)